 EXHIBIT 99.6

Flora Growth Corp.

Unaudited Pro Forma Consolidated Financial Statements

(United States Dollars, unless otherwise noted)

June 30, 2022

Flora Growth Corp.

Unaudited Pro Forma Consolidated Statement of Financial Position

(Stated in Thousands of United States Dollars)

					Adjustments As at June 30, 2022
Assets	Flora Growth Corp.	Franchise Global Health Inc.	Note		Acquisition of Franchise Global Health Inc.	Consolidated
Cash and cash equivalents	10,268	1,891	2	f	(1,137)	10,828
			2	i	(194)
Restricted cash	1	-			-	1
Trade and amounts receivables	5,092	2,420			-	7,512
Due from former shareholder	-	655			-	655
Loans receivable and advances	262	-			-	262
Due from related party	-	26			-	26
Prepaid expenses and deposits	2,224	1,418			-	3,642
Biological assets	14	-			-	14
Inventory	9,295	9,726			-	19,021
Marketable securities	-	32			-	32
Total current assets	27,156	16,168			(1,331)	41,993
Acquisition deposits	-	413			-	413
Plant, plant and equipment	4,565	586			-	5,151
Right of use assets	3,639	275			-	3,914
Intangible assets	13,432	10,167			-	23,599
Goodwill	28,666	5,027	2a (vi)		4,361	38,054
Investments	1,337	-			-	1,337
Other assets	273	-			-	273
Total assets	79,068	32,636			3,030	114,734

Liabilities
Trade payables and accrued liabilities	7,401	7,176	2	c	1,000	14,602
			2	d	162
			2	f	(1,137)
Income taxes payable	-	73			-	73
Current portion of long-term debt	10	1,568			-	1,578
Current portion of lease-liability	1,120	169			-	1,289
Other accrued liabilities	20	-			-	20
Total current liabilities	8,551	8,986			25	17,562
Non-current debt	138	-			-	138
Non-current lease liability	2,441	139			-	2,580
Deferred tax	1,511	2,815			-	4,326
Other long term liabilities	3,958	-			-	3,958
Total Liabilities	16,599	11,940			25	28,564
Shareholders' equity
Share capital	119,300	101,914	2	a	25,023	144,323
			2a (vii), 2b, 2e		(102,709)
			2	b	795
Reserves	-	7,691	2a (vii), 2e		(7,691)	-
Options	6,611	-	2a(ii)		34	6,645
Warrants	10,047	-			-	10,047
AOCI	(1,675)	(151)	2a (vii)		151	(1,675)
Deficit	(71,512)	(88,758)	2a (vii), 2b		89,553	(72,868)
			2	b	(795)
			2	c	(1,000)
			2	d	(162)
			2	i	(194)
Non-controlling interest	(302)	-			-	(302)
Total shareholders’ equity	62,469	20,696			3,005	86,170
Total liabilities & shareholders’ equity	79,068	32,636			3,030	114,734

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

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Flora Growth Corp.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

(Stated in Thousands of United States Dollars)

			For the six months ended June 30, 2022
			Adjustments
	Flora Growth Corp.	Franchise Global Health Inc.	Note	Acquisition of Franchise Global Health Inc.	Consolidated
Revenue	14,917	23,671		-	38,588
Cost of goods sold	8,415	22,005		-	30,420
Gross Profit before fair value adjustments	6,502	1,666		-	8,168
Unrealized gain on changes in fair value of biological assets	46	-		-	46
Realized fair value amounts included in inventory sold	(2)	-		-	(2)
Gross profit	6,546	1,666		-	8,212

Expenses:
Consulting and management fees	5,243	273		-	5,516
Professional fees	2,096	677		-	2,773
Selling, general and administrative	2,429	2,643		-	5,072
Promotion and communication	4,719	-		-	4,719
Travel expenses	601	-		-	601
Share-based compensation	2,855	661		-	3,516
Research and development	422	-		-	422
Depreciation and amortization	1,712	131		-	1,843
Bad debt expense	405	-		-	405
Goodwill impairment	16,000	-		-	16,000
Other expenses (income) net	1,178	-		-	1,178
Foreign exchange loss	-	94		-	94
	37,660	4,479		-	42,139

Other items
Listing expense	-	12,264		-	12,264
Interest expense	69	53		-	122
Foreign exchange loss (gain)	200	-		-	200
Unrealized loss on fair value of investments	1,333	-		-	1,333
Asset impairment	-	203		-	203
Other incomes and expenses	-	(1,234)		-	(1,234)
(Loss) income before income taxes	(32,716)	(14,099)		-	(46,815)
Income tax expense	-	(132)		-	(132)
Net loss	(32,716)	(14,231)		-	(46,947)
Net loss attributable to Flora Growth Corp.	(32,611)	(14,231)			(46,842)
Net loss attributable to non-controlling interests	(105)	-			(105)
Basic and diluted loss per share attributable to Flora Growth Corp.	(0.42)	(0.11)			(0.39)
Exchange differences on foreign operations	(567)	(205)		-	(772)
Comprehensive loss	(33,283)	(14,436)		-	(47,719)
Comprehensive loss attributable to Flora Growth Corp.	(33,178)	(14,436)			(46,614)
Comprehensive loss attributable to non-controlling interests	(105)	-			(105)

Weighted average number of shares – basic and dilutive	76,944,000			43,525,951	120,469,951

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

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     Flora Growth Corp.

Unaudited Pro Forma Consolidated Statement of Loss and Comprehensive Loss

(Stated in Thousands of United States Dollars)

			For the year ended December 31, 2021
			Adjustments
	Flora Growth Corp.	Franchise Cannabis Corp.	Note		Acquisition of Franchise Global Health Inc.	Consolidated
Revenue	8,980	904			-	9,884
Cost of goods sold	6,627	725			-	7,352
Gross Profit before fair value adjustments	2,353	179			-	2,532
Unrealized gain on changes in fair value of biological assets	72	-			-	72
Gross profit	2,425	179				2,604

Expenses:
Consulting and management fees	7,324	667			-	7,991
Professional fees	4,269	2,788	2b, 2c		1,795	8,852
Selling, general and administrative	4,507	1,828	2	d	162	6,691
			2	i	194
Travel expenses	603	-			-	603
Share-based compensation	1,340	134			-	1,474
Research and development	132	-			-	132
Depreciation and amortization	765	174			-	939
Bad debt expense	1,335	-			-	1,335
Goodwill impairment	51	-			-	51
Other expenses (income) net	1,050	-			-	1,050
Foreign exchange loss	-	275			-	275
	21,376	5,866			2,151	29,393

Other items
Premium paid on acquisition	-	4,168			-	4,168
Interest expense	84	19			-	103
Foreign exchange loss (gain)	79	-			-	79
Unrealized loss on fair value of investments	2,345	-			-	2,345
Asset impairment	-	3,352			-	3,352
Other incomes and expenses	-	672			-	672
(Loss) income before income taxes	(21,459)	(13,898)			(2,151)	(37,508)
Income tax benefit (expense)	98	-			-	98
Net loss	(21,361)	(13,898)			(2,151)	(37,410)
Net loss attributable to Flora Growth Corp.	(21,249)	(13,898)				(37,298)
Net loss attributable to non-controlling interests	(112)	-				(112)
Basic and diluted loss per share attributable to Flora Growth Corp.	(0.48)	(0.12)				(0.43)
Exchange differences on foreign operations	(1,147)	35			-	(1,112)
Comprehensive loss	(22,508)	(13,863)			(2,151)	(38,522)
Comprehensive loss attributable to Flora Growth Corp.	(22,396)	(13,863)				(38,410)
Comprehensive loss attributable to non-controlling interests	(112)	-				(112)

Weighted average number of shares – basic and dilutive	43,954,000				43,525,951	87,479,951

The accompanying notes are an integral part of these pro-forma consolidated financial statements.

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1.     Basis of Presentation

These unaudited pro forma condensed combined financial statements (the “Pro Forma Financial Statements”) are prepared to illustrate the impact of the plan of arrangement between Flora Growth Corp. (“Flora” or the “Company”) and Franchise Global Health Inc. (“Franchise”) (the “Arrangement”).

The Company is listed on the NASDAQ and is a manufacturer of global cannabis products and brands, building a connected design-led collective of plant-based wellness and lifestyle brands. Franchise is listed on the TSX Venture Exchange (the “TSXV”) and is a medical cannabis company focused on building European-focused medical cannabis operations with an understanding of the plant and heritage of European pharmaceutical distribution, while providing effective solutions to the growing health needs of the European Union.

The Transaction is to represent an acquisition of Franchise by Flora through a plan of arrangement. All Franchise shares outstanding immediately prior to the Arrangement are to be exchanged for shares in Flora based on an initial exchange ratio of 0.3234598886 Franchise common shares for each Company common share (“Initial Exchange Ratio”), provided that if the Franchise or the Company issues any common shares prior to the closing of the Arrangement, the initial exchange ratio shall be adjusted accordingly, except that:

(a)   If the 20-day Volume Weighted Average Price (“VWAP”) of the Company immediately before closing is greater than $1.25 but less than $1.50, then the exchange ratio will be calculated as (i) the initial price based on the Initial Exchange Ratio divided by (ii) the VWAP.

(b)   If the VWAP is greater than or equal to $1.50, then the exchange ratio will be calculated as (i) the initial price based on the Initial Exchange Ratio divided by (ii) $1.50; provided, however, that the aggregate consideration payable for all Company common shares will in no event be more than 43,525,951 nor be less than 36,515,060.

The Pro Forma Financial Statements are those of Flora and have been prepared for inclusion in the Information Circular of Franchise for the upcoming special meeting of the shareholders of Franchise.

These Pro Forma Financial Statements are based on Flora’s historical consolidated financial statements and Franchise’s historical consolidated financial statements as adjusted to give effect to the acquisition of Franchise expected to close in December 2022.

These Pro Forma Financial Statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. Our actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

There have been no adjustments made to give effect to any potential synergies or dis-synergies which may arise from the Arrangement.

The accounting policies used in the preparation of the Pro Forma Financial Statements are those set out in Flora’s annual audited financial statements for the year ended December 31, 2021, as well as the annual audited financial statements of Franchise for the year ended December 31, 2021, and as such should be read in conjunction with such audited financial statements.

The unaudited pro forma consolidated statement of financial position as at June 30, 2022 has been prepared from information derived from the following:

•	Flora’s unaudited statement of financial position as at June 30, 2022;

•	Franchise’s unaudited statement of financial position as at June 30, 2022, translated to United States dollars from Canadian dollars at the June 30, 2022 rate of 0.7760.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the six months ended June 30, 2022 has been prepared from information derived from the following:

•	Flora’s unaudited statement of loss and comprehensive loss for the six months ended June 30, 2022;

•

Franchise Global Health Inc.’s unaudited statement of operations for the six months ended June 30, 2022, translated into United States dollars from Canadian dollars at the six-month average rate of 0.7866.

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The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2021 has been prepared from information derived from the following:

•	Flora’s audited statement of loss and comprehensive loss for the period from January 1, 2021 to December 31, 2021;

•

Franchise Cannabis Corp.’s audited statement of operations for the year ended December 31, 2021, translated to United States dollars from Canadian dollars at the twelve-month average rate of 0.7980. The amalgamation between Franchise Cannabis Corp. and a wholly owned subsidiary of Mercury Acquisition Corp. (renamed Franchise Global Health Inc.) occurred on March 25, 2022. For accounting purposes, Franchise Cannabis Corp. is the acquiror and therefore its results are utilized to represent the results of Franchise Global Health Inc. for the year end ended December 31, 2021.

The pro forma adjustments include all those transactions attributable to the Arrangement for which the complete financial effects are objectively determinable.

The Pro Forma Financial Statements are not intended to reflect the results of operations or the financial position that would have actually resulted had the Arrangement been effected on the dates indicated or the results which may be obtained in the future. The Pro Forma Financial Statements should be read in conjunction with the other sections of the Management Information Circular.

The pro forma adjustments are based on certain estimates and assumptions. Management believes that such assumptions provide a reasonable basis for presenting all the significant effects of the Arrangement contemplated and that the Pro Forma Financial Statement adjustments give appropriate effect to those adjustments and are properly applied in the Pro Forma Financial Statements.

The Pro Forma Financial Statements are based on estimates and assumptions set forth in the notes herein. The Pro Forma Financial Statements are being provided solely for informational purposes and are not necessarily indicative of any future consolidated financial position or of the consolidated financial position that might have been achieved for the periods indicated; nor is it necessarily indicative of future results that may occur.

The allocation of the purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the Pro Forma Financial Statements as at June 30, 2022 may be subject to change. The preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The final allocation is expected to be completed when the Company files its audited financial statements for the year then ended December 31, 2022, and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (1) changes in fair values of plant and equipment and inventories; (2) changes in allocations to intangible assets, as well as goodwill; and (3) other changes to assets and liabilities.

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2.     Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated statement of financial position gives effect to the completion of the Arrangement – as if the Arrangement had occurred on June 30, 2022. The unaudited pro forma consolidated statement of loss and comprehensive loss gives effect to the completion of those transactions had they occurred on January 1, 2021. The Pro Forma Financial Statements are based on the following estimates and assumptions:

a)    On October 21, 2022 Flora entered into a share purchase agreement for the Arrangement. Management has assessed the Arrangement under IFRS 3 Business Combinations and concluded that it constitutes a business acquisition. Management of Flora has made a preliminary determination of the fair value of the tangible and intangible assets acquired and liabilities assumed in the Arrangement. If new information obtained within one year of the date of the Arrangement about the facts and circumstances that existed at the date of the Arrangement identifies adjustments to the amounts then the accounting for the Arrangement is to be revised. The final allocation of the fair value of the net assets acquired and aggregate consideration may be significantly different from the preliminary allocation as presented below:

43,525,951 common shares valued at $0.5749 per share (i)	$25,023,000
103,520 agent options value at $0.33 per option (ii)	34,000
Total consideration	25,057,000
Purchase price allocation:
Cash and cash equivalents	1,891,000
Receivables	2,420,000
Due from former shareholder	655,000
Due from other related party	26,000
Prepaid expenses and deposits	1,418,000
Inventory (iii)	9,726,000
Marketable securities	32,000
Acquisition deposits	413,000
Plant and equipment (iv)	586,000
Right of use assets	275,000
Accounts payable and accrued liabilities	(7,176,000)
Income taxes payable	(73,000)
Lease liabilities	(308,000)
Loans payable	(1,568,000)
Deferred income tax liabilities	(2,815,000)
Intangible assets (v)	10,167,000
Goodwill (vi)	9,388,000
$25,057,000

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(i)

The value of the purchase price will vary based on the market price of the Company’s common shares upon consummation of the Arrangement. The Company believes that the following fluctuations in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price would be:

	Company’ share price	Purchase Price
As presented	$0.5749	$25,057,000
50% Decrease	$0.2875	$12,548,000
30% Decrease	$0.4024	$17,549,000
50% Increase	$0.8624	$37,571,000
217% Increase	$1.2500	$54,441,000
239% Increase	$1.3750	$54,441,000
259% Increase	$1.4900	$54,441,000
261% Increase	$1.5000	$65,323,000
304% Increase	$1.7500	$76,204,000

(ii)

As part of the Arrangement, 320,000 stock options in Franchise are expected to be converted to 103,520 stock options in the Company assuming an initial exchange ratio of 0.3235, and valued at $0.33 per stock option with the following assumptions utilized within a Black-Scholes valuation model:

Expiry: May 11, 2026

Stock price: $0.5749

Exercise price: $1.29

Volatility: 100%

Annual rate of dividends: 0%

Risk-free rate of interest: 3.75%

(iii)

The calculation of the fair value of inventory is subject is preliminary and subject to change. The carrying value was used as it would approximate the fair value based on Franchise’s historical net margins. For the seeds inventory, the fair value has not yet been determined. As a result of this determination, there have been no adjustments to pro forma financial statements.

(iv)	The Company has not yet determined the fair value of plant and equipment acquired and is using the carrying value.

(v)

The Company has preliminarily identified and valued $10,167,000 in intangible assets in relation to Phatebo GmbH based on their carrying values, including $3,573,000 for supply relationships, $2,233,000 for licenses and permits, and $4,355,000 for customer relationships. These intangible assets have an indefinite useful life. In addition, $6,000 of intangible assets with a definite life average of 4 years has been identified. The fair values of intangible assets for other subsidiaries have not yet been determined. Since all information required to perform a detailed valuation analysis of Franchise’s intangible assets could not be obtained as of the date of this filing, for the purposes of these pro forma financial statements, the Company used certain assumption based on previous valuations concluded for these intangible assets within the preceding twelve months. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill of $1,073,200, and annual amortization expense of approximately $145,000, assuming an overall weighted average useful life of 7 years.

(vi)	Reflects adjustment to remove Franchise’s historical goodwill of $5,027,000 and record goodwill resulting from the Arrangement of $9,388,000.

(vii)	Reflects the elimination of Franchise’s historical equity balances.

b)

No finder’s fees or commissions were paid or are payable in connection with the Arrangement other than share-based fees to certain investment banks acting as advisors to Franchise. These fees would be valued at $795,000 incurred by Franchise prior to the closing of the Arrangement.

c)

Represents the accrual of legal, consulting and other professional fees in connection with the Arrangement and is estimated at $1,000,000. These costs will not affect the Company’s income statement beyond 12 months after the closing of the Arrangement.

d)

Certain members of Franchise’s executive management are entitled to compensation in the event of termination without cause, including termination due to a change in control. These costs total $162,000.

e)

In connection with the Arrangement, Franchise is expected to settle certain earned obligations through granting of restricted share units, which are to vest immediately prior to the Arrangement. The corresponding expense of $5,169,000 is included within listing expense in the historical income statement of Franchise for the six months ended June 30, 2022. These costs will not affect the Company’s income statement beyond 12 months after the closing of the Arrangement.

f)	In connection with the Arrangement, Franchise is expected to settle accounts payable and accrued liabilities balances as stipulated in the Arrangement.

g)

In connection with and immediately preceding the Arrangement, Flora is expected to enter into an indemnification agreement with certain shareholders of Franchise. As a result, the shares of certain shareholders would be held in escrow and utilized to indemnify the Company against certain losses which may arise out of certain pre-existing litigation against Franchise as well as litigation which may be brought in the future against Franchise and pertaining to the period prior to the Arrangement. There are no adjustments to the Pro Forma Financial Statements as a result of this indemnification agreement.

h)

The Company utilized an effective income tax rate of nil for the pro forma adjustments as these adjustments net to a taxable loss for which there is insufficient evidence to recognize a deferred income tax asset.

i)

This adjustment reflects new compensation arrangements executed with certain key executives in connection with the Arrangement, resulting in a $194,000 increase in the annual compensation for these executives from their previous compensation.

3.     Share Capital

A continuity of the pro forma consolidated share capital is as  follows:

As at June 30, 2022	Note	Number of shares	Amount
Flora common shares outstanding prior to the Arrangement		76,944,000	$119,300,000
Shares issued to effect the Arrangement	2a	43,525,951	25,023,000
		120,469,951	$144,323,000

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